news release

Zi Corporation Files Amended
Annual Information Form and Form 20-F

CALGARY, AB, November 1, 2005 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today announced that it has filed an amended Annual Information Form in Canada and Form 20-F in the United States for the year ended December 31, 2004. The amended filings do not change the Company’s financial results for the periods reported and include the following modifications:

1.
The format of the financial statements was amended to add subheadings to the prior year financial statements indicating that the prior year periods had been restated in U.S. dollars from Canadian dollars;

2.
A date reference in the Comments By Auditor on Canada-United States of America Reporting Differences was changed to agree with the date of the Report of Independent Registered Chartered Accountants; and

3.
The language in Item 15 "Controls and Procedures" of the Form 20-F was changed to reflect that in light of the restatement of prior period stock compensation expense disclosed in the notes to the financial statements the principal executive officer and the principal financial officer had concluded that the Company’s disclosure controls and procedures were not effective as of the date of the filing. Notwithstanding this statement, the principal executive officer and the principal financial officer effected the restatement as a result of the Company’s current disclosure controls and procedures and they believe that the current controls and procedures are effective.

Those interested in viewing all of the Company’s filings, including the amended filings, for the period ending December 31, 2004, may do so via the Internet at either www.edgar.com or www.sedar.com. A free copy of the amended filings may also be obtained by calling Jill Bertotti at Allen & Caron Inc at (949) 474-4300 or by sending an e-mail request to jill@allencaron.com.

About Zi Corporation
Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, Decuma for natural handwriting recognition and the new Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi’s product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi’s OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation’s principal shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation’s ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation’s filings with the Securities and Exchange Commission. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Zi Corporation’s most recent reports on SEDAR, Form 20-F and Form 6-K, each as it may be amended from time to time. Zi Corporation’s results of operations for the second quarter and six months ended June 30, 2005 are not necessarily indicative of Zi Corporation’s operating results for any future periods. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

Zi Corporation Dale Kearns, Chief Financial Officer (403) 233-8875	Allen & Caron Inc Jill Bertotti (investor relations) jill@allencaron.com Len Hall (business/financial media) len@allencaron.com (949) 474-4300

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